SOMO, INC.

Vaclavske namesti 21

Prague, Czech Republic 11000

Tel. 702-751-0600

Email: somoincorp@gmail.com

December 4, 2014

Mr. Jeff Kauten,

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re: Somo, Inc.

       Amendment No. 1 to Registration Statement on Form S-1

       Filed October 27, 2014

       File No. 333-198771

Dear Mr. Jeff Kauten:

Somo, Inc. (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") amendment number 2 to the registration statement on Form S-1 (the " Registration Statement") in response to the Commission's comments, dated November 10, 2014 (the "Comment Letter"), with reference to the Company's Amendment No. 1 to Registration Statement on Form S-1 filed with the Commission on October 27, 2014.

In addition to the Amended Registration Statement, the Company supplementally responds to all the Commission's comments as follows (the term “our” or “we” as used herein refers to the Company):

General

 1. We note your response to prior comment 3 and reissue the comment as we continue to believe that you are a shell company as defined in Rule 405. The definition of a shell company does not turn on the company's active pursuit of a business plan, but rather on the nature and size of its business operations and assets. In this regard, we note that you have nominal assets and that significant steps remain to commence the operations of your business and develop your mobile game. Accordingly, please revise your disclosure throughout the registration statement to state that you are a shell company.

Our response: We have disclosed that we are a shell company on our prospectus cover page and added a risk factor that highlights the consequences of shell company status. We have also discussed the prohibition on the use of Form S-8 by shell companies; enhanced reporting requirements imposed on shell companies; and the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144. Also, we have described the potential impact on our ability to attract additional capital through subsequent unregistered offerings.

2. We note your response to prior comment 4. You have included a number of hyperlinks to various websites in support of the data you cite. Please refer to footnote 41 of Securities Act Release No. 7856 and revise your document or advise.

Our response: In response to this comment, the company does not wish to incorporate the information on external websites and it has chosen to delete the hyperlinks.

Cover Page

3. We note your response to prior comment 5. Please revise to remove the bottom row of the table that indicates that all of the securities will be sold. Alternatively, please consider removing the proceeds table from the cover page given that yours is a self-underwritten, best efforts offering and the proceeds to the company are not assured.

Our response: We have removed the proceeds table from the cover page.

Exhibits

4. We note that by executing a subscription agreement an investor will attest that he or she has read the prospectus. Please revise the subscription agreement to delete this representation, since it appears this representation may be intended to operate as a waiver of rights. For additional guidance, please see footnote 410 and the accompanying text in Securities Act Release No. 33-8591 available on our website at http://www.sec.gov/rules/final/33-8591.pdf.

Our response: We have filed revised subscription agreement in accordance with the comments of the commission.

Please direct any further comments or questions you may have to the company at somoincorp@gmail.com.

Thank you.

Sincerely,

/S/ Olga Chernykh

Olga Chernykh, President